UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cimetrix Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
17185E100
(CUSIP Number)
Keith L. Pope
Parr Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, UT 84111
(801) 532-7840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rorze Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,301,673
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 10,301,673
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,301,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on August 20, 2009.

Item 1.    Security and Issuer

The name of the issuer is Cimetrix Incorporated (the “Corporation”) and the class of securities subject to this Schedule 13D/A is the Corporation’s common stock (the “Common Stock”).  The Corporation’s address is 6979 South High Tech Drive, Salt Lake City, Utah 84047.

Item 2.    Identity and Background

(a)	Name: The name of the reporting person is Rorze Corporation (“Rorze”).

(b)	Buisness or Residence address: Rorze’s business address is 1588-2 Michinoue, Kannabe-cho, Fukuyama-shi, Hiroshima-ken, 720-2104, Japan

(c)
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Rorze’s principal occupation is in the field of automation solutions for semiconductor manufacturing.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, neither Rorze nor its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, neither Rorze nor its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Citizenship:

Rorze is a Japanese corporation.

The information required by Item C of the General Instructions relating to the executive officers and directors of Rorze is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.    Source and Amount of Funds or Other Consideration

On July 15, 2010, Rorze delivered 2,698,327 shares of the Common Stock to the Corporation in a private transaction.  The parties fixed a price of $0.1853/share as part of the transaction.

Item 4.    Purpose of Transaction

Rorze delivered the shares of the Common Stock to the Corporation as partial payment for products of the Corporation.  Rorze reserves the right to purchase shares of the Common Stock or to dispose of its remaining shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.  Rorze presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b)	Rorze has the sole power to vote, direct the vote, dispose and direct the disposition of 10,301,673 shares of the Common Stock, which represent 23.2% of the outstanding shares of the Common Stock.

(c)	See Item 3 above.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Rorze.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2010	RORZE CORPORATION By: /s/ FUMIO SAKIYA
Date	Its: President and CEO

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF
RORZE CORPORATION

Name/Title	Business Address	Citizenship
Fumio Sakiya C.E.O., President	1588-2 Michinoue, Kannabe-cho, Fukuyama-shi, Hiroshima-ken, 720-2104, Japan	Japan
Hideharu Nakamura Director	1588-2 Michinoue, Kannabe-cho, Fukuyama-shi, Hiroshima-ken, 720-2104, Japan	Japan
Satoru Kaneko Director	1588-2 Michinoue, Kannabe-cho, Fukuyama-shi, Hiroshima-ken, 720-2104, Japan	Japan
Katsushi Hayasaki Director	1588-2 Michinoue, Kannabe-cho, Fukuyama-shi, Hiroshima-ken, 720-2104, Japan	Japan
Shuitsu Fujii Director	5-6-10 Hikino-cho, Fukuyama-shi, Hiroshima-ken, 721-0942, Japan	Japan